Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2022 (the 2022 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2022 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The Government

On June 6, 2023, the Mexican Constitution was amended to lower the minimum age requirements to hold public office as a federal deputy and a Minister of State, from 21 to 18 and from 30 to 25 years old, respectively.

Mexico’s presidential and other federal elections will take place in June 2024. Pursuant to the constitutional reform of February 10, 2014, the next presidential term will begin on October 1, 2024 instead of December 1, 2024.

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	58	45.3	201	40.2
National Action Party	19	14.8	113	22.6
Institutional Revolutionary Party	10	7.8	70	14.0
Citizen Movement Party	13	10.2	28	5.6
Ecological Green Party of Mexico	8	6.3	40	8.0
Labor Party	6	4.7	33	6.6
Social Encounter Party	4	3.1	0	0.0
Democratic Revolution Party	3	2.3	15	3.0
Unaffiliated	7	5.5	0	0.0
Total	128	100%	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of December 29, 2023.

Source: Senate and Chamber of Deputies.

Civil and Regulatory Procedures

On June 7, 2023, the Código Nacional de Procedimientos Civiles y Familiares (National Code of Civil and Family Procedures) was published in the Official Gazette. The National Code of Civil and Family Procedures repealed the Código Federal de Procedimientos Civiles (Federal Code of Civil Procedures), and established alternative dispute resolution mechanisms for civil and family matters, as well as additional evidentiary standards relating to information stored in blockchain.

Internal Security

On October 13, 2023, Mexico and the United States issued a joint statement on the progress made under the Bicentennial Framework, including new plans, programs and actions to prevent transnational crime and prosecute criminal networks. The joint statement also detailed goals for 2024, including, among other things: (1) investing in public health, drug treatment and recovery programs, (2) investigating and prosecuting the production and use of synthetic drugs, (3) expanding evidence-based crime prevention models, including civil justice and community policing, (4) ensuring legal and safer migration, and (5) dismantling criminal organizations engaged in human trafficking and smuggling.

Anti-Corruption

On May 7, 2023, the Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales (National Institute of Transparency, Access to Information and Protection of Private Data, or INAI) assumed the presidency of the Red para la Integridad (Integrity Network) for the 2023-2025 period. The Integrity Network is an international forum that brings together 19 authorities from four different continents with the goal of sharing best practices and mechanisms to promote integrity and combat corruption in the public sector.

On July 11, 2023, new guidelines to regulate accountability procedures for public institutions and public servants of the Secretaría de la Función Pública (Federal Public Administration) were published in the Official Gazette.

Foreign Affairs, International Organizations and International Economic Cooperation

On September 14, 2023, the German government agreed to allocate €280.5 million for sustainable development projects, as well as technical and financial cooperation with Mexico, aimed at further developing Mexico’s strategic sectors such as climate change mitigation and adaptation, sustainable urban development, biodiversity conservation and local, national and regional governance.

On September 29, 2023, the third annual meeting of the U.S.-Mexico High Level Economic Dialogue (HLED) was held to review the joint achievements from the mid-term review of the HLED in April 2023. The meeting highlighted actions taken by the U.S. Environmental Protection Agency and the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or SEMARNAT) to jointly promote the use of innovative environmental technologies.

Environment

On May 22, 2023, the Food and Agriculture Organization of the United Nations (FAO) recognized the Peninsular Mayan Milpa in the states of Yucatán, Campeche and Quintana Roo as Mexico’s second Globally Important Agricultural Heritage System (GIAHS), following the FAO’s recognition of the Sistema de Chinampas of Mexico City as a GIHAS in 2017.

On August 20, 2023, Mexico was elected president of the Network of National Forest Inventories of Latin America and the Caribbean (NFI-LAC) for the 2023-2025 term. The NFI-LAC seeks to improve data gathering in national forests and decision-making processes aimed at promoting sustainable forest development in the region.

THE ECONOMY

General

In the third quarter of 2023, economic activity in Mexico continued to expand and grow as compared to the first two quarters of the year, reflecting the upward performance of the three major sectors of economic activity, in particular industrial production.

During the third quarter of 2023, Mexico’s labor market continued to perform well; national and urban unemployment rates remained at the lowest levels recorded since the National Occupation and Employment Survey (ENOE) began in 2005, while the labor participation rate increased 0.3 percentage points during the quarter.

On September 6, 2023, the Secretaría de Energía (Ministry of Energy, or SENER) began construction of a catalyst plant with an estimated production capacity of 890 tons of oil per year. This project aims to save Petróleos Mexicanos (PEMEX) approximately Ps. 80 million per year, which is the approximate amount it currently spends to import catalyst products from foreign companies.

Gross Domestic Product

According to preliminary figures, Mexico’s real GDP increased by 3.3% during the third quarter of 2023 as compared to the third quarter of 2022, reflecting greater external demand and higher domestic spending. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2022 Form 18-K.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2022(3)		2023(3)
GDP	Ps.	24,313.8	Ps.	25,118.2
Add: Imports of goods and services		11,430.6		11,604.0

Total supply of goods and services		35,744.4		36,722.2
Less: Exports of goods and services		10,678.9		9,423.7

Total goods and services available for domestic expenditure	Ps.	25,065.5	Ps.	27,298.5
Allocation of total goods and services:
Private consumption		16,864.6		17,589.8
Public consumption		2,657.6		2,717.1

Total consumption		19,522.2		20,306.8

Total gross fixed investment		5,129.5		6,427.3

Changes in inventory		46.1		60.5

Total domestic expenditures	Ps.	24,697.8	Ps.	26,794.6

Errors and Omissions		367.7		503.9

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2018.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures (As a Percentage of Total GDP)

	Third quarter
	2022(1)	2023(1)
GDP	100.0%	100.0%
Add: Imports of goods and services	47.0	46.2

Total supply of goods and services	147.0	146.2
Less: Exports of goods and services	43.9	37.5

Total goods and services available for domestic expenditures	103.1%	108.7%
Allocation of total goods and services:
Private consumption	69.4%	70.0%
Public consumption	10.9	10.8

Total consumption	80.3	80.8
Total gross fixed investment	21.1	25.6
Changes in inventory	0.2	0.2

Total domestic expenditures	101.6%	106.7%

Errors and Omissions	1.5%	2.0%

Note: Percentages may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2022(3)		2023(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	728.0	Ps.	769.5
Secondary Activities:
Mining		973.8		976.7
Utilities		347.3		366.7
Construction		1,279.0		1,590.6
Manufacturing		5,279.9		5,288.2
Tertiary Activities:
Wholesale and retail trade		4,702.9		4,883.8
Transportation and warehousing		1,799.1		1,842.5
Information		436.1		479.1
Finance and insurance		919.6		929.7
Real estate, rental and leasing		2,260.3		2,296.3
Professional, scientific and technical services		453.5		476.3
Management of companies and enterprises		160.1		163.4
Support for business		254.6		245.0
Education services		863.8		879.0
Health care and social assistance		587.5		594.9
Arts, entertainment and recreation		115.5		110.7
Accommodation and food services		562.3		578.9
Other services (except public administration)		439.5		449.6
Public administration		816.2		823.8

Gross value added at basic values		22,979.1		23,744.9
Taxes on products, net of subsidies		1,334.8		1,373.3

GDP	Ps.	24,313.8	Ps.	25,118.2

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2018.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2022(2)	2023(2)
GDP (real pesos)	5.0%	3.3%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	1.0	5.7
Secondary Activities:
Mining	3.8	3.0
Utilities	1.1	5.6
Construction	(0.6)	24.4
Manufacturing	7.8	0.2
Tertiary Activities:
Wholesale and retail trade	7.5	3.8
Transportation and warehousing	14.2	2.4
Information	10.1	9.9
Finance and insurance	5.1	1.1
Real estate, rental and leasing	1.4	1.6
Professional, scientific and technical services	4.2	5.0
Management of companies and enterprises	3.1	2.1
Administrative support, waste management and remediation services	(43.2)	(3.8)
Education services	2.3	1.8
Health care and social assistance	(2.2)	1.3
Arts, entertainment and recreation	28.7	(4.2)
Accommodation and food services	16.7	3.0
Other services (except public administration)	3.5	2.3
Public administration	2.4	0.9

Note: Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2018.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 2.9% as of September 30, 2023, a 0.1 percentage point increase from the rate as of December 31, 2022. As of September 30, 2023, the economically active population in Mexico (fifteen years of age and older) was 61.0 million. As of January 1, 2024, the minimum wages were Ps. 374.89 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 248.93 per day for the rest of Mexico, an increase of 20% for each zone, respectively, from the applicable minimum wages in effect from January 1, 2024 to December 31, 2024. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2022 Form 18-K.

The International Labor Organization’s Protocol of 2014 of the Forced Labour Convention, 1930, which aims to eradicate forced labor, was ratified by Mexico on June 11, 2023.

On June 16, 2023, the Instituto Mexicano de Seguro Social (Mexican Institute of Social Security, or IMSS) reported that 59,313 people were enrolled in the domestic workers program established by the Federal Labor Law and Social Security Law amendments in April 2019.

Principal Sectors of the Economy

On August 15, 2023, the Secretaría de Economía (Ministry of Economy) amended the General Law relating to import and export taxes to strengthen domestic industry and producers by temporarily increasing tariffs on imports from countries with whom Mexico does not have a trade agreement.

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2018 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2022(2)			2023(2)
Food	Ps.	979.5	1.9%	Ps.	966.0	(1.4)%
Beverage and tobacco products		286.1	6.5		267.8	(6.4)
Textile mills		30.0	(3.1)		27.3	(8.9)
Textile product mills		16.1	(6.5)		15.7	(2.2)
Apparel		61.8	5.5		56.0	(9.4)
Leather and allied products		28.3	6.1		27.6	(2.3)
Wood products		37.8	(10.5)		34.6	(8.5)
Paper		109.5	2.1		101.2	(7.6)
Printing and related support activities		27.4	9.4		27.0	(1.3)
Petroleum and coal products		205.8	15.3		202.9	(1.4)
Chemicals		351.1	(1.5)		340.2	(3.1)
Plastics and rubber products		179.4	7.0		168.5	(6.0)
Nonmetallic mineral products		170.1	2.9		163.6	(3.8)
Primary metals		253.8	0.6		262.4	3.4
Fabricated metal products		202.3	7.6		216.2	6.9
Machinery		216.4	3.3		213.9	(1.1)
Computers and electronic products		509.2	18.5		500.4	(1.7)
Electrical equipment, appliances and components		203.7	1.6		206.1	1.2
Transportation equipment		1,210.9	19.4		1,293.0	6.8
Furniture and related products		57.3	(5.2)		51.6	(10.0)
Miscellaneous		143.6	3.4		146.1	1.7

Total expansion/contraction	Ps.	5,279.0	7.8%	Ps.	5,288.2	0.2%

(1)	Constant pesos with purchasing power as of December 31, 2018. Percent change reflects differential in constant 2018 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On March 2, 2023, PEMEX created a Sustainability Committee of its board of directors to propose and recommend guidelines, general policies, standards and best practices in environmental, social and governance (ESG) matters.

On May 3, 2023, crude oil production of PEMEX reached 1.87 million barrels per day and the crude oil process in the Sistema Nacional de Refinación (National Refining System, or SNR) averaged 835 thousand barrels per day. This resulted in processing an additional of 264 thousand barrels of crude oil per day at the Deer Park Refinery, bringing the total processing in PEMEX facilities to 1.1 million barrels per day.

On August 29, 2023, PEMEX announced a 40% non-operating partnership with the Australian oil company Woodside Energy for the development of the Trión field, which was approved by the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission, or CNH). This development is expected to produce approximately 478.7 million barrels of oil and involve U.S.$7.2 billion in investments. The production of hydrocarbons is expected to begin in 2028.

On October 27, 2023, PEMEX announced that from July to September 2023, the production of liquid hydrocarbons without external partners averaged 1,850 thousand barrels per day and the average as of September 30, 2023 was 1,861 thousand barrels per day. As of September 30, 2023, PEMEX had an accumulated net income of Ps. 3.03 billion and an accumulated debt of U.S.$105.84 billion. As of September 30, 2023, PEMEX had reduced its total debt balance by approximately U.S.$23 billion since December 1, 2018, a reduction of approximately 18.1%.

On December 29, 2023, an executive decree designating the supply of hydrogen from the U-3400 hydrogen plant in PEMEX’s Miguel Hidalgo refinery in Tula de Allende to be in the public interest was published in the Official Gazette. Pursuant to the decree, Pemex Transformación Industrial, a PEMEX subsidiary, will take charge of the plant’s operations and be responsible for the compensation to be paid to the plant’s former operators in connection with the public interest declaration and as required by applicable law.

Electric Power

On June 12, 2023, the Government executed an agreement for the purchase from Iberdrola of thirteen power plants (including renewable energy plants), located across seven Mexican states, for approximately U.S.$6 billion. This transaction was entered into by a national investment vehicle with majority participation of the Fondo Nacional de Infraestructura (FONADIN), and covers 8,500 MW of energy generation, increasing the State’s participation in the electricity market from 39.6% to 55.5%.

On June 28, 2023, the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE) and Agence Française de Développement (AFD) announced a 20-year, U.S.$98.7 million credit agreement for the financing of renewable energy investment projects, which will be used in the first phase of the Puerto Peñasco Photovoltaic Power Plant.

On June 30, 2023, CFE entered into a loan guaranteed by the Multilateral Investment Guarantee Agency of the World Bank Group for U.S.$333.6 million with a 15-year term, including a five-year grace period and a 10-year amortization period, to finance the rehabilitation and modernization of seven hydroelectric plants in the states of Michoacán, Guerrero, Hidalgo, Sinaloa, Puebla and Chiapas. The investments aim to increase total generation capacity by 113 megawatts, improve efficiency by an average of 6.0% and increase electricity generation by 1,426 GWh per year.

On July 3, 2023, CFE conducted its second ESG issuance of certificates (CEBURES) in the Mexican Stock Exchange for Ps. 10 billion. The issuance consisted of a new sustainable series with a 1.5 year maturity and a variable interest rate, the reopening of a social series with a 7.4 year maturity and a nominal fixed interest rate, and the reopening of a green series with a 9.7 year maturity and a real fixed interest rate in investment units.

On September 26, 2023, CFE completed its second liability management transaction in the international financial markets for U.S.$877.5 million, which resulted in the repurchasing of all bonds below par and a capital savings of U.S.$20.5 million.

On December 5, 2023, CFE conducted its third ESG issuance of CEBURES in the Mexican Stock Exchange for Ps. 10 billion. The issuance consisted of three series with the following terms: (i) 3 year maturity and a variable interest rate, (ii) 6.3 year maturity and a nominal fixed interest rate, and (iii) 12 year maturity and a real fixed interest rate.

Tourism

On May 21, 2023, the Secretaría de Turismo (Ministry of Tourism, or SECTUR) reported that in 2022 Mexico ranked ninth place worldwide with respect to foreign exchange earnings from international visitors.

On November 13, 2023, SECTUR reported that from January to September 2023, 30.9 million international tourists visited Mexico, which amounted to U.S.$21.3 billion in foreign exchange income, representing an increase of 10.4% and 12.1%, respectively, as compared to the same period in 2022.

On November 20, 2023, SECTUR announced that from January to September 2023, foreign direct investment in tourism reached U.S.$2.28 billion, or 6.9% of national foreign direct investment.

On December 10, 2023, SECTUR reported that in the third quarter of 2023, the number of employees in the tourism sector reached 4.77 million, an increase of 1.1% (or 51,231 additional workers) as compared to the previous quarter, and an increase of 6.2% as compared to the first quarter of 2020.

Transportation

Highways

On September 21, 2023, the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation) announced an investment of Ps. 75.93 billion to build 3,537 km of roads in Oaxaca, aiming to reverse socio-economic imbalances within the region.

Seaports

On September 6, 2023, the Government of Mexico, the United Nations Office on Drugs and Crime (UNODC) and the U.S. Embassy launched the Container Control Programme (CCP) in the port of Manzanillo, a joint initiative with the World Customs Organization (WCO), which aims to promote legal trade and minimize the use of containers for the trafficking of drugs, precursor chemicals, weapons, wildlife, and counterfeit goods. The CCP is expected to begin in the port of Manzanillo and expand to include four additional ports: Ensenada and Lázaro Cárdenas on the Pacific coast, and Altamira and Veracruz on the Atlantic coast.

Aviation

On August 8, 2023, Grupo Aeroportuario de la Ciudad de México, Servicios Aeroportuarios de la Ciudad de México and Aeropuerto Internacional de la Ciudad de México were determined to be part of the security sector of the Government, under the jurisdiction of the Secretaría de Marina (Ministry of the Navy).

On September 14, 2023, Mexico returned to Category 1 in international aviation safety standards, which is expected to contribute to Mexico’s economic development by boosting air cargo transportation, as well as strengthen international trade, logistics and the aerospace industry.

On October 16, 2023, Mexico and the United States held a working meeting on aviation and transportation in Washington, D.C. to discuss (i) progress on the Category 1 maintenance plan, (ii) the Mexico City International Airport (AICM) dedicated cargo decree, which mandates the migration of all cargo operations from AICM to the Felipe Angeles International Airport (AIFA), and (iii) implementation of best practices in transportation. With respect to the AICM dedicated cargo decree, Mexico reported that 21 cargo companies are currently operating at AIFA and have received all necessary technical assistance to meet the decree’s deadlines.

On December 26, 2023, Mexicana de Aviación, a majority state-owned enterprise, commenced operations with a flight between the Felipe Ángeles International Airport (NLU) and the Tulum International Airport (TQO).

Railways

In July 2023, the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation) announced an investment of Ps. 145.9 billion for the construction and renovation of 209 kilometers of four passenger transportation systems: the Tren Interurbano (Interurban Train); the Lechería Branch Suburban Train (servicing the Felipe Ángeles International Airport); the Chalco-Santa Martha Trolleybus; and the extension of Line 12 of the Mixcoac-Observatorio Metro. The investment will also be used for the ongoing construction of 2,500 kilometers of railways in southeast Mexico.

On September 15, 2023, the Ministry of Infrastructure, Communications and Transportation announced the inauguration of “El Insurgente,” the Interurban Train, consisting of four stations that will benefit half a million residents.

On November 20, 2023, a decree establishing public rail transport service for passengers within the Mexican Railway System as a primary focus area for national development was published in the Official Gazette.

On December 15, 2023, the Tren Maya (Mayan Train) began operations from Campeche to Cancún.

On December 22, 2023, the Tren Interoceánico (Interoceanic Train) began operations from Coatzacoalcos, Veracruz to Salina Cruz, Oaxaca.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings” in the 2022 Form 18-K.

Table No. 7 – Money Supply

	At September 30,
	2022(1)		2023(1)

	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	2,289,234	Ps.	2,485,748
Checking deposits
In domestic currency		2,128,745		2,299,961
In foreign currency		667,630		590,560
Interest-bearing peso deposits		1,321,096		1,440,483
Savings and loan deposits		29,809		33,950

Total M1	Ps.	6,436,513	Ps.	6,850,702

M4	Ps.	15,728,664	Ps.	17,168,495

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation at the end of the third quarter of 2023 was 4.5%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 3.4 percentage points lower than the 7.8% consumer inflation for 2022 and 2.9 percentage points lower than the 7.4% consumer inflation for 2021. This trend was the result of a decline in goods inflation.

Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 5.8% at the end of the third quarter of 2023, lower than core inflation of 8.3% for 2022.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(4)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2020	3.2	4.1	4.8;(6) 20.0	(7)
2021	7.4	9.3	15.0;(6) 15.0	(7)
2022	7.8	5.3	22.0;(6) 22.0	(7)
2023:
January	7.9	5.6	20.0;(6) 20.0	(7)
February	7.6	4.6	—
March	6.9	3.8	—
April	6.3	3.1	—
May	5.8	2.1	—
June	5.1	1.1	—
July	4.8	0.7	—
August	4.6	0.9	—
September	4.5	1.1	—
October	4.3	1.6	—
November	4.3	1.7	—

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	Preliminary figures for August to November 2023.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.8	4.7
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January-June	6.4	7.0	4.3	6.6	6.8
July-December	8.9	9.6	6.0	9.2	9.6
2023:
January	10.6	10.9	7.4	10.8	10.9
February	10.9	11.3	7.6	11.1	11.3
March	11.2	11.6	7.9	11.3	11.5
April	11.3	11.5	8.1	11.5	11.6
May	11.3	11.5	8.2	11.5	11.6
June	11.2	11.3	8.3	11.5	11.5
July	11.2	11.3	8.3	11.5	11.5
August	11.2	11.3	8.4	11.5	11.5
September	11.1	11.4	8.5	11.5	11.5
October	11.1	11.4	8.5	11.5	11.5
November	10.9	11.4	8.5	11.5	11.5
December	11.2	11.3	8.7	11.5	11.5

Source: Banco de México.

During the first nine months of 2023, interest rates on 28-day Cetes averaged 11.1%, as compared to 7.1% during the same period of 2022. Interest rates on 91-day Cetes averaged 11.4%, as compared to 7.6% during the same period of 2022.

On December 29, 2023, the 28-day Cetes rate was 11.3% and the 91-day Cetes rate was 11.3%.

On May 18, 2023, June 22, 2023, August 10, 2023, September 28, 2023 and November 9, 2023, Banco de México held its third, fourth, fifth, sixth and seventh monetary policy meetings of 2023, respectively, and maintained the Tasa de Fondeo Bancario (overnight interbank funding rate) at 11.25% on each occasion. The decisions took into account the challenging monetary policy outlook marked by the tightening of global financial conditions, the potential effects of increasing geopolitical tensions, the easing but persistent inflationary pressures worldwide, the monetary policy decisions of major central banks and the possibility of further inflationary shocks.

Banco de México maintained the overnight interbank funding rate at 11.25% at its meeting on December 14, 2023. That decision took into account the challenging monetary policy outlook marked by the tightening of global financial conditions, the potential effects of increasing geopolitical tensions, the easing but persistent inflationary pressures worldwide, the monetary policy decisions of major central banks and the possibility of further inflationary shocks. Therefore, as of December 31, 2023, the overnight interbank funding rate stood at 11.25%, unchanged compared to the level as of March 30, 2023.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Rates

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2019	18.8642	19.2573
2020	19.9087	21.4936
2021	20.4672	20.2787
2022	19.4715	20.1193
2023:
January	18.7937	18.9863
February	18.3448	15.5986
March	18.0415	18.3749
April	17.9975	18.0855
May	17.7418	17.7373
June	17.1358	17.2412
July	16.7303	16.9049
August	16.9170	16.9766
September	17.4127	17.3077
October	18.0368	18.0823
November	17.3730	17.3767
December	16.9190	17.1860

Source: Banco de México.

On August 31, 2023, the Comisión de Cambios (Foreign Exchange Commission) announced changes to the foreign exchange hedging program as of September 2023, including (i) the renewal of maturities of foreign exchange hedges for 50% of the amount outstanding and (ii) the reduction to a one month term, on the renewal date, of those exchange hedges with a six month term. Exchange hedges with original terms of nine and twelve months will be allowed to mature in their entirety on their respective maturity date. The foreign exchange swap hedging program in local currency will remain available for the current amount of U.S.$30 billion.

On December 29, 2023, the peso/U.S. dollar exchange rate closed at Ps. 16.9190 = U.S.$1.00, a 13.1% appreciation in dollar terms as compared to the rate on December 31, 2022. The peso/U.S. dollar buying exchange rate published by Banco de México on December 29, 2023 (which took effect on the second business day thereafter) was Ps. 16.9220 = U.S.$1.00.

Banking System

At the end of September 2023, the total assets of the banking sector were Ps. 13,326 billion, which represented a real annual increase of 2.0% as compared to the end of September 2022. At the end of September 2023, the current loan portfolio of the banking sector had a balance of Ps. 6,658.3 billion, a real annual increase of 5.9% as compared to the end of September 2022. Finally, the banking sector’s net result was Ps. 205.4 billion at the end of September 2023, 12.3% higher in real terms as compared to the end of September 2022.

On September 18, 2023, the Ministry of Finance and Public Credit announced the Estrategia de Movilización de Financiamiento Sostenible (Sustainable Finance Mobilization Strategy, or EMFS), aiming to mobilize and redirect financing to projects that positively impact the environment and society, as well as to monitor compliance, follow-up and evaluation of objectives and targets under the strategy.

Banking Supervision and Support

On June 9, 2023, the Comisión Nacional Bancaria y de Valores (CNBV) announced four key areas that it intends to focus on in order to transition toward a sustainable financial system: (1) active involvement in international groups, (2) inter-institutional coordination, (3) ESG self-diagnosis instruments, and (4) information transparency through strengthening regulatory systems.

At the end of September 2023, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 19.3%, as compared to 18.8% at the end of September 2022 and 19.0% at the end of December 2022. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2022 Form 18-K.

At the end of September 2023, all multiple banking institutions fell under the first “early warning” category, indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the event of unexpected loss scenarios. No immediate supervisory actions by the CNBV were required as of that date.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

On October 29, 2023, the Comisión Nacional de Seguros y Fianzas (National Insurance and Surety Commission, or CNSF) announced that the Retirement Savings System (SAR) has assets of more than Ps. 5.5 billion.

Financial Technology

From August 28 to August 30, 2023, the Secretaría de Hacienda y Crédito Público (Ministry of Finance, or SHCP), along with the National Banking and Securities Commission (CNBV) and Banco de México, held the first Fintech Week in Mexico. The event centered around innovation, sustainability, inclusion and education in the digital financial services ecosystem, including panels on technologies applied to insurance and regional experiences in digital payments.

Securities Markets

The Securities Market Law and Investment Funds Law were amended on December 28, 2023 to, respectively, (i) improve small and medium-sized companies’ access to the securities market by simplifying procedures and reducing time and costs, and (ii) recognize and regulate hedge funds.

On December 29, 2023, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 57,386.3 points, representing an 18.4% increase from the level at December 30, 2022.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First nine months
	2022(1)		2023(1)

	(in millions of U.S. dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	30,876.0	U.S.$	24,980.1
Crude oil		25,066.7		20,569.9
Other		5,809.3		4,410.2
Non-oil products		399,054.0		416,556.9
Agricultural		15,820.4		16,375.4
Mining		6,675.7		7,119.9
Manufactured goods(2)		376,557.8		393,061.6

Total merchandise exports		429,930.0		441,537.0

Merchandise imports (f.o.b.)
Consumer goods		61,270.6		65,224.6
Intermediate goods(2)		359,333.4		343,661.4
Capital goods		34,976.9		42,734.5

Total merchandise imports		455,581.0		451,620.5

Trade balance	U.S.$	(25,651.0)	U.S.$	(10,083.5)

Average price of Mexican oil mix(3)	U.S.$	93.6	U.S.$	69.7

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

At the second USMCA Labor Council held on June 29, 2023, the United States, Mexico and Canada reaffirmed their adherence to the labor commitments established in the USMCA, the protection of internationally recognized labor rights within their respective domestic legal frameworks, and the promotion of trade of goods produced in conformity with the USMCA Labor Chapter.

On July 2, 2023, Mexico ratified a convention signed by the parties to the Pacific Alliance Framework Agreement, which establishes a standard tax treatment for interest and capital gains derived from the sale of shares through any stock exchange of the Latin American Integrated Market and aims to encourage the participation of institutional investors in the capital markets of Pacific Alliance member countries. The convention became effective on January 1, 2024.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	First nine months

	2022(1)		2023(1)

	(in millions of U.S. dollars)
Current account(2)	U.S.$	(20,628.8)	U.S.$	(13,862.4)
Credits		521,328.1		544,722.8
Merchandise exports (f.o.b.)		430,291.2		441,966.1
Non-factor services		34,667.2		38,546.1
Transport		4,668.6		4,740.3
Tourism		20,483.2		22,908.3
Insurance and pensions		2,817.6		3,159.4
Financial services		507.6		505.1
Others		6,190.2		7,233.0
Primary income		12,809.7		16,511.7
Secondary income		43,560.1		47,698.9
Debits		541,957.0		558,585.2
Merchandise imports (f.o.b.)		456,097.5		452,089.0
Non-factor services		46,373.3		53,280.7
Transport		19,735.6		21,462.7
Tourism		4,880.0		6,579.0
Insurance and pensions		5,704.4		6,725.2
Financial services		2,153.5		3,054.8
Others		13,899.8		15,459.0
Primary income		38,611.5		52,241.1
Secondary income		874.7		974.4
Capital account		(64.5)		38.7
Credit		191.6		343.8
Debit		256.1		305.1
Financial account		(19,080.1)		(8,904.3)
Direct investment		(23,618.4)		(27,867.5)
Portfolio investment		8,768.9		9,848.9
Financial derivatives		1,956.5		5,498.2
Other investment		(7,363.0)		(3,433.2)
Reserve assets		1,176.0		7,049.3
International reserves		(5,609.3)		8,482.6
Valuation adjustment		(6,785.4)		1,433.3
Errors and omissions		1,613.3		4,919.4

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the third quarter of 2023, Mexico’s current account registered a surplus of U.S.$2.6 billion, or 0.6% of GDP, compared to a deficit of U.S.$6.4 billion, or 1.7% of GDP, in the third quarter of 2022. The increase in the current account balance was mainly due to a significant decline in the oil balance deficit and, to a lesser extent, higher remittances and a slight increase in the non-oil trade balance.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets

	(in billions of U.S dollars)
2020(4)	195.7	199.1
2021(4)	202.4	207.7
2022(4)	199.1	201.1
2023(4):
January	201.0	205.8
February	200.1	204.3
March	202.3	206.2
April	203.1	207.6
May	202.5	207.1
June	203.2	210.3
July	204.1	210.5
August	203.7	209.6
September	203.8	209.5
October	204.2	208.5
November	206.3	209.7

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

Foreign Investment in Mexico

On November 8, 2023, the Ministry of Economy reported that, during the first three quarters of 2023, foreign direct investment amounted to U.S.$32.9 billion, an increase of 30% as compared to U.S.$25.3 billion in the first three quarters of 2022.

PUBLIC FINANCE

General

At the end of the third quarter of 2023, public balance sheets remained in line with the targets set out in the 2023 Economic Package. Although external factors such as the appreciation of the peso against the U.S. dollar, the decrease in the international price of hydrocarbons, and the persistence of restrictive financial conditions resulted in lower revenues and a higher financial cost; these results were offset by greater tax collections and fiscally responsible public spending, focused on social welfare and economic growth projects.

Fiscal policy

The Budget

On November 13 and 25, 2023, the Ley de Ingresos de la Federación para el Ejercicio Fiscal 2024 (Federal Revenue Law, or the 2024 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2024 (Federal Expenditure Budget for 2024, or the 2024 Expenditure Budget) were published in the Official Gazette, respectively.

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Selected Budgetary Expenditures; 2023 Expenditure Budget

(In Billions of Pesos)

	Actual
	2022(1)	First nine months of 2022(1)	First nine months of 2023(1)	2023 Budget(2)
Health	Ps. 184.1	Ps. 104.4	Ps. 81.9	Ps. 209.6
Education	382.1	245.5	292.8	402.3
Housing and community development	17.1	13.3	15.8	15.3
Government debt service	669.8	438.2	608.9	840.9
CFE and PEMEX debt service	145.5	123.3	149.3	183.9
PEMEX debt service	132.4	111.2	96.2	148.1
CFE debt service	13.1	12.1	53.1	35.8

(1)	Preliminary figures.
(2)

2023 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2023. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2023 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2023 Budget.

Table No. 15 – Budgetary Results; 2023 and 2024 Budget Assumptions and Targets

	Actual
	2022(1)	First nine months of 2022(1)	First nine months of 2023(1)	2023 Budget(2)	2024 Budget(2)
Real GDP growth (%)(3)	3.9%	3.8%	3.4%	1.2—3.0%	2.5—3.5%
Increase in the national consumer price index (%)(3)	7.8%	8.7%	4.5%	3.2%	3.8%
Average export price of Mexican oil mix (U.S.$/barrel)(4)	89.09	93.64	75.09	68.7	56.7
Average exchange rate (Ps./$1.00)	20.1	20.3	17.8	20.6	17.6
Average rate on 28-day Cetes (%)	7.7%	7.1%	11.1%	8.5%	9.5%
Public sector balance as % of GDP(5)	(3.2)%	(1.2)%	(2.1)%	(3.5)%	(4.9)%
Primary balance as % of GDP(5)	(0.4)%	0.7%	0.4%	(0.2)%	(1.2)%
Current account balance as % of GDP	(1.3)%	(2.0)%	(1.2)%	(1.2)%	(0.7)%

(1)	Preliminary figures.
(2)

2023 and 2024 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2023 and 2024, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2023 and 2024 economic results.

(3)	Figures represent year-over-year change for or as of the end of the third quarter of 2023 and the third quarter of 2022.
(4)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2023 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2023 Budget.

(5)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2022 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

The 2024 Revenue Law established a 30% profit-sharing duty applicable to assignees of hydrocarbons exploration and extraction rights for 2024, a rate 10 percentage points less than 2023.

On December 15, 2023, the Ministry of Finance and Public Credit published the Plan Anual de Financiamiento 2024 (Annual Financing Plan 2024, or PAF), which detailed the Government’s objectives to promote transparency and communication with the public, rating agencies and investors with respect to public indebtedness.

The following table presents the composition of public sector budgetary revenues for the first nine months of 2022 and 2023 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2023 Budget.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First nine months of 2022(2)	First nine months of 2023(2)	2023 Budget(3)
Budgetary revenues	4,887.5	5,195.4	7,123.5
Federal Government	3,596.1	3,848.4	5,348.7
Taxes	2,902.4	3,351.3	4,623.6
Income tax	1,753.1	1,922.8	2,512.1
Value-added tax	944.2	953.1	1,419.5
Excise taxes	60.4	328.4	486.2
Import duties	70.1	71.3	98.3
Tax on the exploration and exploitation of hydrocarbons	5.4	5.4	7.7
Export duties	0.0	0.0	0.0
Luxury goods and services	n.a	n.a	n.a
Other	69.2	70.4	99.8
Non-tax revenue	693.8	497.1	725.1
Fees and tolls	96.7	99.1	57.2
Transfers from the Mexican Petroleum Fund for Stabilization and Development	415.8	240.2	487.7
Fines and surcharges	175.0	147.6	173.6
Other	0.0	0.0	0.0
Public enterprises and agencies	1,291.4	1,347.2	1,774.8
PEMEX	587.5	546.4	826.5
Others	703.9	800.9	948.3

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2023 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2023. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2023 economic results.

Source: Ministry of Finance and Public Credit.

Revenues

Taxation and Tax Revenues

On June 5, 2023, a decree establishing certain tax incentives for companies and taxpayers that invest in development and economic activities within the Corredor Interoceánico del Istmo de Tehuantepec (Interoceanic Corridor of the Isthmus of Tehuantepec) was published in the Official Gazette. On September 1, 2023, additional guidelines were published specifying rules regarding minimum levels of job creation that companies must comply with in order to receive the tax benefits.

Tax revenues as of September 30, 2023 totaled Ps. 3.35 trillion, a 9.1% increase as compared to the first nine months of 2022. This growth was largely due to a 22.3% increase in tax collection in September 2023 as compared to the same month in 2022.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At September 30, 2022(2)	At September 30, 2023(2)
Historical Balance of Public Sector Borrowing Requirements	46.5%	45.4%

(1)

The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 1 to Table No. 67 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements” in the 2022 Form 18-K.

(2)	Preliminary figures.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2022 Form 18-K.

Internal Debt

On July 7, 2023, the Ministry of Finance and Public Credit carried out a debt exchange in the local market for Ps. 132.9 million, allowing Mexico to reduce its public debt and extend the average maturity of its debt portfolio from 8 to 8.1 years.

On July 20, 2023, the Ministry of Finance and Public Credit carried out its first issuance of sustainable Bono S for Ps. 23 billion. The issuance has a 12 year maturity, 8% fixed interest rate and 8.85% yield.

On October 25, 2023, the Ministry of Finance and Public Credit carried out its fifth issuance of BONDESG linked to the United Nations’ sustainable development goals (SDGs) for Ps. 15 billion.

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At September 30, 2022		At September 30, 2023(1)

	(in billions of pesos)
Gross Debt	Ps.	9,849.6	Ps.	11,403.3
By Term
Long-term		9,429.7		10,785.0
Short-term		420.0		618.3
By User
Federal Government		9,236.6		10,685.4
State Productive Enterprise (PEMEX and CFE)		319.3		368.9
Development Banks		293.7		349.0
Financial Assets		667.9		560.5
Total Net Debt	Ps.	9,181.7	Ps.	10,842.3
Gross Internal Debt/GDP		31.66%		34.71%
Net Internal Debt/GDP(2)		33.97%		36.50%

(1)	Preliminary figures.
(2)	The calculation of net internal debt is discussed in footnote 2 to Table No. 68 in “Public Debt—Internal Debt—Internal Public Sector Debt” in the 2022 Form 18-K.

Internal Government Debt

As of December 29, 2023, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 19 – Gross and Net Internal Debt of the Government(1)

	At September 30, 2022			At September 30, 2023(2)

	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	8,770.4	95.0%	Ps.	10,204.0	95.5%
Cetes		905.5	9.8		1,072.4	10.0
Floating Rate Bonds(5)		1,820.9	19.7		1,814.8	17.0
Inflation-Linked Bonds		2,503.3	27.1		3,067.1	28.7
Fixed Rate Bonds		3,531.4	38.2		4,240.1	39.7
STRIPS of Udibonos		9.2	0.1		9.5	0.1
Other(3)		466.3	5.0		481.4	4.5

Total Gross Debt	Ps.	9,236.6	100.0%	Ps.	10,685.4	100.0%

Net Debt
Financial Assets(4)		568.5			411.5

Total Net Debt	Ps.	8,668.2		Ps.	10,273.9

Gross Internal Debt/GDP		31.85%			34.20%
Net Internal Debt/GDP		28.94%			32.88%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 116.9 billion at September 30, 2022 and Ps. 108.5 billion at September 30, 2023 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Figures in connection with BONDES D, BONDES F and BONDES G floating rate bonds. BONDES D is linked to the annual one day weighted average bank funding rate “tasa ponderada de fondeo bancario”, and the last two to the annual one-day equilibrium interbank interest rate “tasa de interés interbancaria de equilibrio a un día “(TIIE).

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of September 30, 2023, outstanding gross external public sector debt totaled U.S.$215.3 billion, an approximate U.S.$2.5 billion decrease from the U.S.$217.8 billion outstanding on December 31, 2022. Of this amount, U.S.$207.5 billion represented long-term debt and U.S.$7.8 billion represented short-term debt. Net external indebtedness decreased by U.S.$3.9 billion during the first nine months of 2023.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Table No. 20 – Summary of External Public Sector Debt by Type(1)(2)

	At September 30, 2022(3)		At September 30, 2023(3)

	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	113,827.0	U.S.$	117,834.8
Long-Term Debt of Budget Controlled Agencies		88,470.7		84,348.9
Other Long-Term Public Debt(4)		6,787.7		5,286.4

Total Long-Term Debt	U.S.$	209,085.4	U.S.$	207,470.1

Total Short-Term Debt		8,152.7		7,780.1

Total Long- and Short-Term Debt	U.S.$	217,238.1	U.S.$	215,250.2

Table No. 21 – Summary of External Public Sector Debt by Currency(1)

	At September 30, 2022(3)			At September 30, 2023(3)

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	168,791.3	77.7%	U.S.$	164,746.3	76.5%
Japanese Yen		7,209.3	3.3		6,079.6	2.8
Swiss Francs		2,288.4	1.1		2,461.2	1.1
Pounds Sterling		2,150.8	1.0		2,351.1	1.1
Euros		31,649.0	14.6		28,290.5	13.1
Others		5,149.0	2.4		11,321.0	5.3

Total	U.S.$	217,237.8	100.0%	U.S.$	215,249.7	100.0%

Table No. 22 – Net External Debt of the Public Sector(1)

	At September 30, 2022(3)		At September 30, 2023(3)

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	212,921.9	U.S.$	212,589.8
Gross External Debt/GDP		15.2%		11.9%
Net External Debt/GDP		14.9%		11.8%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2023) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(3)	Adjusted to reflect the effect of currency swaps.
(4)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 23 – Gross External Debt of the Government by Currency

	At September 30, 2022			At September 30, 2023(2)

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	79,213.0	69.6%	U.S.$	78,581.6	66.7%
Japanese Yen		6,089.8	5.4		5,094.7	4.3
Swiss Francs		1,917.3	1.7		2,062.1	1.7
Pounds Sterling		1,648.4	1.4		1,802.0	1.5
Euros		21,459.0	18.9		19,972.9	16.9
Others		3,499.5	3.1		10,321.5	8.8

Total	U.S.$	113,827.0	100.0%	U.S.$	117,834.8	100%

Table No. 24 – Net External Debt of the Government

	At September 30, 2022			At September 30, 2023(2)

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	110,968.2		U.S.$	116,207.8
Gross External Debt/GDP		8.0	%(2)		6.5	%(2)
Net External Debt/GDP		7.8	%(2)		6.4	%(2)

Table No. 25 – Net Debt of the Government

	At September 30, 2022	At September 30, 2023(2)

Internal Debt	79.4%	83.3%
External Debt(1)	20.6%	16.7%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 3 to Table No. 77 in “Public Debt—External Public Debt—External Public Sector Debt” in the 2022 Form 18-K.
(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit.

IMF Credit Lines

On November 15, 2023, the International Monetary Fund (IMF) approved a new two-year U.S.$35 billion Flexible Credit Line (FCL), a reduction from the approximately U.S.$50 billion FCL access granted in 2021. The IMF affirmed Mexico’s continued qualifications to access the FCL, citing Mexico’s strong macroeconomic policies and institutional policy frameworks, including its flexible exchange rate regime, credible inflation targeting framework, fiscal responsibility law and well-regulated financial sector. The IMF further affirmed that the lower level of FCL access is consistent with the IMF’s approach of reducing access commensurate with reductions in external risks.